Filed by R.J. Reynolds Tobacco Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: R.J. Reynolds Tobacco Holdings, Inc.
Commission File No. 001-6388

P.O. Box 2866
Winston-Salem, NC 27102-2866

Contact:	Investor Relations:	Media:	RJRTH 2003-20
	Carole Biermann-Wehn	Jan Smith
	(336) 741-5182	(336) 741-6995

R.J. Reynolds Tobacco Holdings Announces Post-Merger Executive Management Team
for Reynolds American Inc. and its Subsidiaries

WINSTON-SALEM, N.C. – November 10, 2003 – R.J. Reynolds Tobacco Holdings, Inc. (NYSE: RJR) today announced the proposed executive management team for Reynolds American Inc. and its operating subsidiaries, to be effective after closing the transaction to combine its R.J. Reynolds Tobacco Company (RJRT) subsidiary and the U.S. operations of Brown & Williamson Tobacco Corp. (B&W), a subsidiary of British American Tobacco p.l.c. (AMEX: BTI).

On Oct. 27, RJR and BAT announced a definitive agreement to combine the operations and establish a new publicly traded holding company, Reynolds American Inc. The transaction is expected to close in mid-year 2004, pending approvals from U.S. regulatory authorities and RJR stockholders. The proposed executive appointments are subject to approval by the Reynolds American board of directors subsequent to closing.

Andrew J. Schindler, currently chairman and CEO of RJR, will serve as executive chairman of Reynolds American for six months after the transaction closes, and then will become non-executive chairman. Susan Ivey, currently president and CEO of B&W, will serve as president and CEO of Reynolds American Inc. and chairman and CEO of RJRT.

Reporting to Ivey at Reynolds American will be:

•	Charles A. Blixt, executive vice president and general counsel;

•	Dianne M. Neal, executive vice president and chief financial officer;

•	Jeffrey A. Eckmann, executive vice president – strategy, planning and integration;

•	Ann A. Johnston, executive vice president – human resources; and

•	Tommy J. Payne, executive vice president – external relations.

Blixt, Neal, Eckmann, Johnston and Payne will also hold comparable positions at R.J. Reynolds Tobacco Co.

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Eckmann, currently senior vice president and chief financial officer of B&W, will lead the integration team that merges the RJRT and B&W operations after the transaction is closed. The full integration of B&W with RJRT is expected to take 18 to 24 months after closing.

Also reporting to Ivey will be:

•	Lynn J. Beasley, president and chief operating officer of Reynolds Tobacco; and

•	Richard M. Sanders, president and CEO of Santa Fe Natural Tobacco Company, Inc.

Reporting to Eckmann at Reynolds American will be:

•	Olli E. Grasbeck, chairman and CEO of Lane Limited; and

•	John A. Scarritt, vice president of international business.

Reporting to Beasley at Reynolds Tobacco will be:

•	Frances V. Creighton, executive vice president – marketing, who is currently senior vice president – marketing at RJRT;

•	Daniel D. Snyder, executive vice president – operations, who is currently senior vice president – operations at B&W;

•	James V. Maguire, executive vice president – sales; and

•	David E. Townsend, executive vice president – research and development.

Assisting in the transition to combine RJRT and B&W will be:

•	L. Joe Inman, currently executive vice president – operations of RJRT;

•	Daniel M. Delen, currently senior vice president – marketing of B&W; and

•	Mark S. Kovatch, currently vice president – trade marketing of B&W.

“This management team will provide tremendous experience and leadership to Reynolds American and its operating companies,” said Ivey. “There is enormous talent and proven ability in each area, and I look forward to working with this exceptional group.”

Schindler added, “I have total confidence in Susan and this management group’s ability to successfully lead Reynolds American to become a more effective and efficient competitor in the U.S. market and provide ongoing value to stockholders.”

Additional Information and Where To Find It

Reynolds American Inc., the holding company to be formed in the proposed business combination, intends to file a registration statement on Form S-4 that will include a proxy statement/prospectus and other relevant documents in connection with the proposed business combination. INVESTORS AND SECURITY HOLDERS OF R.J. REYNOLDS TOBACCO HOLDING INC. (“RJR”) ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and security holders may obtain a free copy of the prospectus/proxy statement (when it becomes available) and other documents filed by RJR and Reynolds American Inc. with the SEC at the SEC’s web site at http://www.sec.gov. Free copies of the prospectus/proxy statement, when it becomes available, as well as RJR’s and Reynolds American Inc.’s related filings with the SEC, may also be obtained from RJR by directing a request to R.J. Reynolds Tobacco Holdings, Inc. at P.O. Box 2866, Winston-Salem, NC 27102-2866, Attn.: Office of Investor Relations, or by telephone at (336) 741-5165 or on RJR’s website, www.RJRHoldings.com.

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Forward-Looking Information

Statements included in this news release that are not historical in nature are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. RJR can give no assurance that the formation of Reynolds American Inc., the combination of RJR Tobacco and the U.S. assets, liabilities and operations of Brown & Williamson Corporation, and the related transactions, will be consummated, or if consummated, that any expectations relating thereto will be realized. Factors that could affect whether the transaction is completed include the satisfaction of regulatory conditions to the business combination that cannot be waived and the satisfaction or waiver of all other conditions, including obtaining clearances from U.S. and European regulatory authorities and RJR stockholders, as well as the receipt of satisfactory IRS rulings. Due to these uncertainties and risks, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Except as provided by federal securities laws, RJR is not required to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Interests of Participants

RJR, its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from RJR stockholders in favor of the proposed business combination. A description of the interests of the directors and executive officers of RJR is set forth in RJR’s proxy statement for its 2003 annual meeting, which was filed with the SEC on March 19, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants in the proposed business combination by reading the prospectus/proxy statement and the other relevant documents filed with the SEC when they become available.

In addition, since the referenced proxy statement, Robert S. (Steve) Miller Jr. was elected to the board of directors of RJR. As of Oct. 27, 2003, Mr. Miller was the beneficial owner of 1,000 shares of RJR’s common stock, which does not include 10,000 shares issuable upon the exercise of stock options held by him that are exercisable on or after Jan. 1, 2004. If the proposed business combination is consummated, Mr. Miller’s options will be immediately exercisable. Additional information regarding Mr. Miller and any interests he may have in the proposed business combination will be set forth in the prospectus/proxy statement and other relevant documents filed with the SEC when filed with the SEC.

R.J. Reynolds Tobacco Holdings, Inc. is the parent company of R.J. Reynolds Tobacco Company and Santa Fe Natural Tobacco Company, Inc. R.J. Reynolds Tobacco Company is the second-largest tobacco company in the United States, manufacturing about one of every four cigarettes sold in the United States. Reynolds Tobacco’s product line includes four of the nation’s 10 best-selling cigarette brands: Camel, Winston, Salem and Doral. Santa Fe Natural Tobacco Company, Inc. manufactures Natural American Spirit cigarettes and other tobacco products, and markets them both nationally and internationally. Copies of RJR’s news releases, annual reports, SEC filings and other financial materials are available on the company’s website, www.RJRHoldings.com.

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